April 11, 2012

Kevin Woody
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:           Essex Property Trust, Inc.
 Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
 Filed February 27, 2012
                 File No. 1-13106

Dear Mr. Woody:

Essex Property Trust, Inc. (the “Company” or “Essex”), submits this letter in response to comments from the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “SEC”) received by E-mail, dated March 15, 2012, related to the above filing.

In this letter, we have recited the comments from the Staff italicized, bold type, and have followed each comment with the Company’s response in regular type.  The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Overview, page 29
1.
We note your disclosure of same-property revenues, as well as discussion of same-property operating expenses and same-property net operating income.  Please provide a reconciliation of same-property NOI to the most directly attributable GAAP amount, and disclose why you believe that presentation of same-property NOI provides useful information to investors.  Such disclosures are required in accordance with Item 10(e) of Regulation S-K.

Response

In response to this comment, same-property net operating income (“NOI”) is considered by management to be an important supplemental performance measure to earnings from operations included in the Company’s consolidated statements of operations.   The presentation of same-property NOI assists with the presentation of the Company’s operations prior to the allocation of depreciation and any corporate-level or financing-related costs.  NOI reflects the operating performance of a community and allows for an easy comparison of the operating performance of individual communities or groups of communities.  In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impacts to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets.  We define same-property NOI as same-property revenue less same-property operating expenses, including property taxes.  Please see the reconciliation of earnings from operations to same-property NOI below:

	2011	2010	2009
Earnings from operations	$137,441	$111,545	$111,735
Adjustments:
Impairment and other charges	-	2,302	13,084
General and administrative	25,304	25,962	28,062
Depreciation	152,228	129,011	117,296
Management and other fees from affiliates	(6,780)	(4,551)	(4,325)
Net operating income	308,193	264,269	265,852
Less: Non same-property net operating income	(49,178)	(18,633)	(13,745)
Same-property net operating income	$259,015	$245,636	$252,107

Disclosure of the Company's response provided above including our reasons for using same property NOI and the related reconciliation will be included in future filings.

Results of Operations, page 30

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010, page 30

2.
Please tell us the amount of free rent and rent concessions recorded for the fiscal years presented.  Given that you note you may provide no rent for one or two months, please tell us why you have not included such amounts within the determination of average rent rates, given that such concessions reflect current market conditions to lease such units.

Response

In response to the comment above, free rent and rent concessions totaled $3.5 million and $2.8 million for the years ended December 31, 2011 and 2010, respectively.  For the years ended December 31, 2011 and 2010, development properties in lease-up accounted for $1.7 million or 49%, and $1.1 million or 39%, respectively, of the total free rent and rent concessions.  The remaining free rent and rent concessions of $1.8 million and $1.7 million for the years ended December 31, 2011 and 2010, respectively, constituted 0.5% and 0.4% of the total same-property revenues of $393.0 million and $378.3 million for the years ended December 31, 2011 and 2010, respectively.  The Company believes that for 2011 and 2010 the amount of free rent and rent concessions related to same properties was immaterial to the average rent rates that the Company disclosed for same properties, and therefore the Company did not include these amounts in the calculation of average rent rates.

Critical Accounting Policies and Estimates, page 39

3.
Please tell us and provide in future periodic reports the total amount of capitalized internal costs during each period presented related to your development and redevelopment projects. Further, please quantify the amount of salaries capitalized in each category.

Response

In response to this comment, the Company’s capitalized internal costs related to development and redevelopment projects totaled $4.3 million, $4.0 million and $3.8 million during each of the years in the three-year period ended December 31, 2011, respectively, most of which relates to development projects.  These totals include capitalized salaries of $2.2 million, $2.1 million, and $2.0 million, respectively.

Additional disclosure of the amount of Company’s capitalized internal costs will be included in future filings.

 Funds from Operations (“FFO”), page 41

4.
We note your use of Core FFO within your earnings release. Please tell us whether management considers Core FFO to be a key performance indicator. If so, please include the disclosure of Core FFO within your next periodic report, providing the required disclosures pursuant to Item 10(e) of Regulation S-K.

Response

In response to this comment, the Company’s management does consider funds from operations excluding non-core items or (“Core FFO”) to be a key performance indicator and additional disclosure of the Company’s Core FFO will be included in future filings.

Item 9A. Controls and Procedures

5.
Given that you amended your Form 10-K for the fiscal year ended December 31, 2011 for the issues noted in the Explanatory Note, in addition to others corrections made throughout your annual report, please tell us how you determined your disclosure controls and procedures were effective at December 31, 2011.

Response

In response to the comment above, the Company uses a third-party service provider (the "Vendor"), one of the largest in the industry that supports numerous SEC registrants, to “Edgarize” and file all financial reports with the SEC.  The Vendor provided the Company with the Form 10-K “test file”, which was properly reviewed and approved by the Company in its entirety and in compliance with the Company’s disclosure controls and procedures.  The Company instructed the Vendor to “live file” the Form 10-K with the SEC.  Upon review of the Form 10-K posted to the SEC website, the Company noted that the Vendor had erroneously filed an earlier draft of the Form 10-K, and not the “test file” which the Company had reviewed and approved for submission to the SEC.  Upon review of the filed draft it was noted that the Earnings Per Share was stated at $124 per share in the original Form 10-K filing as opposed to $1.24 as shown on the Company’s 10-K/A, and Note 10 “Lease Agreements” was replaced in its entirety in the Form 10-K/A.  See the "Explanatory Note" on page iii of the Form 10-K/A.

The Vendor admitted the error was caused by an internal departure from its internal procedures and provided the following explanation for the error made by the Vendor:

“We have isolated the issue with the HTML to user error. The particular user went out of our general processes and has been addressed internally. After meeting with management, we are working with our development and IT teams to better control versioning and how the files are accessed and updated to further prevent the likelihood of this occurring.  During our discussions we concluded that this is the only occurrence in at least the last five years and we sincerely apologize.”

The timely detection of the incorrect version filed by the Company’s vendor and the accuracy of the version filed in the Form 10-K/A are evidence that the Company’s disclosure controls are effective.

Item 15. Exhibits and Financial Statement Schedules

(A) Financial Statements

Notes to the Consolidated Financial Statements, page F-9

(2) Summary of Critical and Significant Accounting Policies, page F-9

(b) Real Estate Rental Properties, page F-10

6.	Please tell us how you account for capitalized costs incurred when you decide to place development activities on hold.

Response

In response to the comment above, once the Company has made the decision to place development activities on hold, the Company reclassifies the real estate to land held for future development or sale.  (To date, the Company has only made decisions to place development activities on hold for projects that were in the predevelopment stage.)  The Company then ceases capitalizing costs such as property taxes, insurance, and interest expense that are typically capitalized when qualifying activities are taking place for predevelopment properties.

Additional disclosure of the Company’s policy will be included in future filings.

(3) Real Estate Investments, page F-16

(c) Co-Investments, page F-17

Canadian Pension Plan Investment Board – Joint Ventures Developments, page F-18

7.	Please tell us and disclose in future filings whether the accounting policies of your co-investments are similar to your own. If not, please provide discussion highlighting such differences.

Response

In response to the comment above, the significant accounting policies of the Company’s unconsolidated real estate entities are consistent with those of the Company in all material respects.

Additional disclosure of the Company’s policy will be included in future filings.

8.
We note you entered into two separate joint ventures with the Canada Pension Plan Investment Board during 2011, wherein you hold 55% interests in such co-investments. For each transaction, please separately address how you determined that you should not consolidate each joint venture given your majority ownership. Given that you earn development, asset and property management fees, as well as the potential to earn promoted interests in each co-investment, please address how you assessed which entity has the power, through voting or similar rights, to direct the activities that most significantly impact each entity’s economic performance. In addition, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock.

Response

In response to the comment above, the Company concluded that these two co-investments with Canada Pension Plan Investment Board (CPPIB) are not variable interest entities based on the definition of variable interest entities included in ASC 810-10.   These co-investments have sufficient equity at risk to permit the co-investments to finance their activities without additional subordinated financial support.  The co-investments have no debt and, based on the project budgets, the capital contributed from the partners to date along with the committed capital from the partners is adequate to complete construction of the properties under development and provide working capital for the co-investments.  Further, the equity holders, as a group, of each of the two co-investments, do not lack any of the following three characteristics:

a.	The power, through voting rights or similar rights, to direct the activities of the co-investments that most significantly impact the co-investment’s economic performance.

b.	The obligation to absorb the expected losses of the co-investment.

c.	The right to receive the expected residual returns of the co-investment.

For each of these co-investments, the Company and CPPIB jointly have the power to direct the activities that most significantly impact the co-investments’ economic performance.  Both of the co-investment agreements require that capital, operating and other expenditures on behalf of the co-investment must have previously been approved in writing by all partners.  While the Company is the general partner and the day-to-day manager of the co-investments, both of which are limited partnerships, the Company is only permitted to make decisions and payments based on the approved project budget, development plan and annual budget and these plans and budgets must be agreed to by both CPPIB and the Company.

Disagreements between the Company and CPPIB are to be worked out by the two designated senior executives, one from the Company and one from CPPIB.   No one party has the right to break any deadlock.  No partner has the right to “kick-out” another partner.  The buy/sell procedures may be instituted with respect to deadlock decisions on major decisions (which includes approval of the project budget, development plan and annual budget and incurring or paying, or cause to be incurred or paid any capital, operating or other expenditure on behalf of the co-investment that has not been previously approved in writing by all of the limited partners) that arise: (a) any time after the second anniversary of the Stabilization Date, as defined in the limited partnership agreements, (b) at any time following the failure of the designated senior executives to resolve a deadlock decision with respect to an emergency capital request that is not a “Per Se Approved Emergency Capital Request,” as defined, or (c) following the occurrence of a Cause Event, as defined.  If the buy/sell procedures as described in the limited partnership agreements are initiated, the initiator determines a price for which it would be willing to buy out the other partner or sell its interests to the other partner.  The non-initiating partner then decides whether it will buy or sell.

Each of the partners in the co-investments has the obligation to absorb the expected losses of the co-investments.  None of the partners are protected from expected losses nor are there any guaranteed returns.  While the Company may receive a disproportionate amount of distributions from the co-investments if minimum performance hurdles are exceeded and as a result of distributions for services provided to the co-investments, each of the partners has the right to receive the expected residual returns of the co-investments.  There are no caps on returns to the partners.

Since the co-investments are not variable interest entities, the Company looked to ASC 810-25, which states:  “The general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership.”   Each of the co-investments between the Company and CPPIB has a single general partner, which is a subsidiary consolidated by the Company.  However, the Company, as general partner of the co-investments, does not control the co-investments because the limited partners have substantive participating rights, which are described above.  Therefore, the presumption of consolidation by the Company as general partner is overcome by the rights held by CPPIB.

Finally, the Company looked to ASC 970-810 which states:  “If the presumption of control by the general partners is overcome by the rights of the limited partners, the general partners shall apply the equity method of accounting to their interests.”  Accordingly, the Company concluded that the equity method of accounting was appropriate for its co-investments with CPPIB.

Additional disclosure of the Company’s consolidation policies will be included in future filings.

(B) Exhibits

Exhibit 23.1

9.
Please confirm to us that you have a signed copy of the consent from your independent registered public accounting firm related to the registration statements listed.  In future filings, please ensure that you have included a designation illustrating that your auditors have signed such consent.

Response

The Company has received a signed copy of the auditor’s consent related to the registration statements listing in Exhibit 23.1.  The Company will ensure the inclusion of a designation illustrating the signature of the Company’s auditors is included in all future filings.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Phone: +1 650 494 3700
Fax: +1 650 494 8743
Email: mdance@essexpropertytrust.com